SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,
Lower Parel, Mumbai 400 013, India
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Yes ☐	No ☒

SIGNATURES
EXHIBIT INDEX
Notice

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: 1st November, 2004	HDFC BANK LIMITED

	By:	/s/ Vinod Yennemadi
Name : Vinod Yennemadi Title: Country Head- Finance, Taxation, Administration and Secretarial

EXHIBIT INDEX

     The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

Notice convening an Extra-ordinary General Meeting of the shareholders of HDFC Bank Limited to be held on Tuesday, 30th November, 2004 to obtain the approval of the shareholders for raising additional capital by further issue of equity securities in the form of American Depositary Shares representing equity shares of the Bank.

This notice does not constitute an offer of any securities for sale.

HDFC BANK LIMITED

Reg. Office: ‘HDFC Bank House’, Senapati Bapat Marg, Lower Parel (W), Mumbai - 400 013

Notice

NOTICE is hereby given that an Extra-ordinary General Meeting of the Members of HDFC Bank Limited will be held at Amar Gian Grover Auditorium, Lala Lajpatrai College, Lala Lajpatrai Marg, Haji Ali, Mumbai 400 034 on Tuesday, 30th November, 2004 at 11.00 a.m. to transact the following business:

SPECIAL BUSINESS:

To consider, and if thought fit, to pass, with or without modifications, the following resolution as a Special Resolution: -

“RESOLVED THAT pursuant to Section 81 and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment(s) thereto or modification(s) or re-enactment(s) thereof) (“the Act”), the Memorandum and Articles of Association of the Bank and subject to the regulations/guidelines, if any, prescribed by the Reserve Bank of India, the Securities and Exchange Board of India and/or any other relevant authority from time to time to the extent applicable and subject to such consents and such other approvals as may be necessary and subject to such conditions and modifications as may be considered necessary by the Board of Directors (hereinafter referred to as “the Board” which term shall be deemed to include any Committee thereof for the time being exercising the powers conferred on the Board by this Resolution) or as may be prescribed or made, in granting such consents and approvals and which may be agreed to by the Board, the consent of the Bank be and is hereby accorded to the Board to offer, issue and allot, in the course of international offering(s) in one or more tranches to Foreign Investors, Foreign Institutional Investors, Non-Resident Indians, Corporate Bodies, Trusts, Mutual Funds, Banks, Insurance Companies, Pension Funds, Individuals and/or Trustees and/or Stabilisation Agents or otherwise, whether shareholders of the Bank or not, through a public issue and/or on a private placement basis, equity securities in the form of American Depositary Shares representing equity shares of the Bank (“the ADSs”) to be listed on the New York Stock

Exchange, through prospectus and/or offer letter and/or circular basis such that the total amount raised through the aforesaid equity shares should not exceed US $ 300 million including a right to the Board to retain for additional allotment such amount of subscription not exceeding 15% of the amount of the initial offer of each tranche as the Board may deem fit, at such price or prices, in such manner and where necessary in consultation with the Lead Managers and/or Underwriters and/or Stabilisation Agents and/or other Advisors or otherwise, on such terms and conditions as the Board, may, in its absolute discretion decide at the time of issue of securities.

RESOLVED FURTHER THAT for the purpose of giving effect to any creation, issue, offer or allotment of equity shares or securities or instruments representing the same, as described herein, the Board be and is hereby authorised, on behalf of the Bank, to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, including without limitation, the entering into arrangements for managing, underwriting, marketing, listing, trading, acting as depository, custodian, registrar, paying and conversion agent, trustee and to issue any offer document(s) and sign all applications, filings, deeds, documents and writings and to pay any fees, commissions, remuneration, expenses relating thereto and with power on behalf of the Bank to settle all questions, difficulties or doubts, that may arise in regard to such issue(s) or allotment(s) as it may, in its absolute discretion deem fit.

RESOLVED FURTHER THAT any bank or depositary authorised by the Board may upon the issue of the equity shares of the Bank and the deposit thereof with such bank or depositary, issue American Depositary Receipts evidencing such ADSs with such features and attributes as are prevalent in international capital markets for instruments of this nature and providing for the tradeability or free transferability thereof as per international practices and regulations and under the forms and practices prevalent in the international markets.

RESOLVED FURTHER THAT the Board be and is hereby authorised to file the requisite registration statements and other documents with the Securities and Exchange Commission, USA.

RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of its powers herein conferred to any Committee or any one or more executives of the Bank.”

By order of the Board

Sanjay Dongre
Vice-President (Legal) &
Company Secretary

Mumbai, 21st October, 2004

NOTES:

1.	A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF/ HERSELF AND THE PROXY NEED NOT BE A MEMBER OF THE BANK.

The Proxy form should be lodged with the Bank at its Registered Office at least 48 hours before the time of the meeting.

2.	The Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of the business set out above is annexed hereto.

3.	All documents referred to in the Notice are open for inspection at the Registered Office of the Bank on all working days between 10.00 a.m. to 12.00 noon upto the date of the Extra-ordinary General Meeting.

EXPLANATORY STATEMENT PURSUANT TO SECTION 173(2) OF THE COMPANIES ACT, 1956.

The Reserve Bank of India (RBI) guidelines requires banks to maintain a minimum capital adequacy ratio of 9% (i.e. ratio of capital to risk adjusted assets and off balance sheet items) at least half of which must be Tier 1 capital. The Bank’s capital adequacy ratio was 10.9% as on 30 September, 2004, of which the Tier I capital adequacy ratio was 7.8%. Additional capital is required to support future growth and expansion of the business. The objects of the issue are to augment the Bank’s capital base to meet the future capital requirements arising out of growth in our asset portfolio and enhance our ability to make loans and provide other financing products to our customers. A portion of the issue will also be used to fund infrastructure growth through expansion of our branch network and other distribution channels.

Pursuant to Section 81 of the Companies Act, 1956 and the Listing requirements of the Stock Exchanges, whenever it is proposed to increase the subscribed capital of a company by a further issue and allotment of shares, such shares need to be offered to the existing shareholders in the manner laid down in the said section unless the shareholders decide otherwise in a general meeting.

The consent of the shareholders is therefore being sought authorising the Board to raise additional capital by further issue of equity securities in the form of American Depositary Shares representing equity shares of the Bank to be listed on the New York Stock Exchange, for a total amount not exceeding US $ 300 million including a right to the Board to retain for additional allotment such amount of subscription not exceeding 15% of the amount of the initial offer of each tranche as the Board may deem fit, at such price or prices, in such manner or on such terms as the Board may deem fit.

The Board of Directors recommends the resolution for approval of the members.

None of the Directors of the Bank is concerned or interested in the proposed resolution except to the extent of his / her holding of equity shares and to the extent of his/ her subscribing to equity shares if and when issued as also to the extent of subscription by a financial institution / company / body corporate in which the Director or his/ her relative may be directly or indirectly interested.

By order of the Board

Sanjay Dongre
Vice-President (Legal) &
Company Secretary

Mumbai, 21st October, 2004.